Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology to Enhance Security at the 121st U.S. Open Championship

WALTHAM, Mass. June 17, 2021 -- Evolv is transforming the physical security industry by providing the world’s first AI-enabled touchless screening system. Built on its Evolv Cortex AI™ software platform, Evolv continually improves its customers’ security posture through machine learning and on-demand analytical insights in a way that legacy metal detectors and other analog screening systems cannot provide.

Evolv Express®, will help promote safety by using weapons detection screening at the main entry points without requiring fans to break stride for physical searches as is the case with traditional screening methods. While weapons of any kind have never been allowed at the event, this new system will detect them if they are brought in and guests will be asked to remove them from the property.

Evolv Technology, the leader in touchless security screening, will utilize its artificial intelligence-based touchless system, Evolv Express®, to enhance the safety of fans at the upcoming U.S. Open Golf Championship at Torrey Pines Golf Course. This will be the tenth major national sporting event in 2021 that Evolv has supported with its innovative security screening technology.

“The USGA has a track record of innovating to enhance the fan experience without negatively affecting the game, and we’re thrilled to pilot Evolv Express with them to further promote this,” said Peter George, CEO, Evolv Technology. “By proactively addressing the safety of its fans, the USGA will enable them to spend more time along the fairways and in grandstands than in line waiting to enter.”

Evolv Express delivers up to a 70% reduction in cost and is 10 times faster than traditional metal detectors, resulting in screening an unparalleled 3,600 people per hour, per system. The world’s most iconic venues and companies place their trust in Evolv to protect their employees and visitors, including Uber, Lincoln Center, L.L. Bean, Six Flags, and hundreds of others.

Evolv’s systems have been used to screen more than 60 million people, second only to the Department of Homeland Security’s Transportation Security Administration in screening people in the U.S.

The new screening system will be in place at the Main Admission Gate of the Championship. Fans will not have to stop or empty their pockets unless directed to do so by security personnel.

Evolv Technology, Evolv Express®, and Evolv Cortex AI™ are registered trademarks or trademarks of Evolv Technologies, Inc. in the United States and other jurisdictions.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.